

Mail Stop 3561

October 13, 2015

Steven L. Sample
Chief Executive Officer
Acacia Diversified Holdings, Inc.
3512 East Silver Springs Boulevard - #243
Ocala, FL 34470

> **Re: Acacia Diversified Holdings, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 8, 2015**
> **File No. 001-14088**

Dear Mr. Sample:

We have reviewed your responses to the comments in our letter dated September 21, 2015 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note your response to our prior comment 1. Please provide us a sufficiently detailed analysis as to how Exchange Act Rule 14a-2(b)(2) applies in this case if the company made the solicitation. You state in your response to us that "the Company" solicited a proxy from five persons. Exchange Act Rule 14a-2(b)(2), which you cite, states that certain portions of Regulation 14A do not apply to a solicitation "made otherwise than on behalf of the registrant."

2. We note your response to our prior comment 1, including your statement that following the consent, you provided correspondence to your stockholders on August 10, 2015 containing "information describing the actions." Please provide us your legal analysis as to why you were not required to file an information statement pursuant to Exchange Act

Rules 14c-2 and 14c-5. Please also tell us whether the August 10, 2015 correspondence satisfied the requirements of Schedule 14C. In addition please tell us how that correspondence satisfied the timing requirement of Rule 14c-2(b), to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Adam Tracy, Esq.
        Securities Compliance Group, Ltd.